Exhibit 14.2

The DIRECTV Group, Inc.

Procedure for Handling Ethics Complaints

As revised by the Board on February 6, 2007

This Procedure for Handling Ethics Complaints (“Policy”) describes the program approved by the Audit Committee of the Board of Directors of The DIRECTV Group, Inc. (the “Company”) and clarifies critical duties and responsibilities.  It is intended as a tool to prevent or detect any potentially improper or ill-advised behavior, protect the Company’s reputation and maintain public trust in our business.  This Policy shall be disseminated internally and externally as required by law.

In general, this Policy and the implementing procedures ensure that:

•                  There is a process for the receipt, retention and treatment of complaints received by the Company from an employee or anyone else concerning questionable accounting, internal accounting controls or auditing matters, including discipline and corrective action, if appropriate.

•                  The process provides confidentiality and anonymity to complainants.

•                  The Audit Committee oversees its operation to ensure integrity and independence.

•                  Employees understand and must adhere to the Company’s Code of Ethics and Business Conduct, and are encouraged to raise ethical issues or concerns.

•                  Appropriate Company management are designated to oversee the ethics program and this Policy, and to assist the Audit Committee as necessary.

If you are concerned about any business issue, ask questions.  Talk with your supervisor, seek guidance from your ethics advisor, or call the Ethics Helpline.  The Company’s 24 hour Ethics Helpline network assures employees or anyone else who calls complete confidentiality.  You may use it to seek advice or to report a concern.  You may remain anonymous if you choose.  Employees whose concerns are based on a reasonable belief or who participate in an ethics investigation will be protected from harassment or retaliation.  The Ethics Helpline phone number is (800) 385-9470, or in the case of DIRECTV Latin America, its Ethics Helpline number is (800) 233-5030.

AUDIT COMMITTEE ROLE

The Audit Committee through its Charter has oversight responsibility for this Policy and its administration.  The Audit Committee reserves the right to engage advisors, utilize internal Company resources, including requiring the assistance of any executive employee of the Company, in fulfilling its duties and responsibilities, to report upon any significant complaints received under this Policy and to modify or supplement this Policy as necessary.

CORPORATE ROLE

The Company’s General Counsel is the Responsible Corporate Executive for oversight, investigation and reporting to the Audit Committee on matters covered by this Policy.  The Company has designated a Corporate Ethics Officer to oversee and review ethics program policies and activities at both the Corporate and business unit level.  Because the ethics program involves matters broader than those covered by Sarbanes-Oxley and to avoid over-burden, only Category 1 cases shall be reviewed at the Corporate level and/or by the Audit Committee.  Category 1 matters include:  ethics offenses that are enterprise threatening, such as a violation of federal or state law, or which could materially affect the Company’s reputation, all allegations of financial or accounting impropriety, and all alleged violations of import and export laws or regulations.  They also include ethics allegations concerning a member of senior management (Corporate Officer/Business Unit Vice President or above).  Other matters are considered Category 2 and generally will be handled within the business units.

The Corporate Ethics Officer reports to the Company’s General Counsel, provides advice and counsel to the business unit ethics officers, maintains the Ethics Helpline and website, and, as required, monitors and reports on the key elements of the ethics program throughout the Company.

BUSINESS UNIT ROLE

The business units are responsible for implementing an ethics program tailored to their particular business.  Certain essential best practices, however, must be incorporated into the ethics program.

1.                                       Communication available to all employees, covering their ethics obligations, how the complaint process works, and demonstrating executive management support.

2.                                       Identify a Responsible Executive and ethics advisor to oversee the program.

3.                                       The ethics advisor shall work collaboratively with the business unit’s legal counsel (and other cognizant personnel, including, as necessary, the Corporate Ethics Officer) to ensure an effective process for receiving, investigating, responding to and tracking reports or complaints.

4.                                       A minimum of one hour ethics training for all employees on an annual basis.

5.                                       Anti-retaliation, confidentiality and the option to remain anonymous.

6.                                       Consistent and immediate reporting of all Category 1 allegations to the Corporate Ethics Officer or the Company’s General Counsel.

7.                                       Direct all export and import related calls to the Company’s Director of Export Compliance, who will be responsible for responding to such matters and coordinating with the Special Compliance Officer appointed under our Consent Agreement with the U.S. State Department and the Company’s General Counsel.  Proposed resolution of these matters, including appropriate discipline, will also be reviewed with the Company’s General Counsel

8.                                       A process to record, preserve and retain information, including a record of corrective action or follow-up activities for complaints received.  The retention medium should be readily accessible to authorized persons.

9.                                       Annually, in the first quarter, conduct and submit to the Corporate Ethics Officer a self-assessment of the ethics program, including a log of all Category 1 and 2 cases, with a view to determining program effectiveness and identifying issues or trends which should be addressed in future communications or training.